Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-183045

$300,000,000

Floating Rate First and Refunding Mortgage Bonds, Series 2014A, Due 2015

SUMMARY OF TERMS

Security:	Floating Rate First and Refunding Mortgage Bonds, Series 2014A, due 2015

Issuer:	Southern California Edison Company

Principal Amount:	$300,000,000

Ratings of Securities*:	A1 / A / A+ (Moody’s / S&P / Fitch)

Trade Date:	January 22, 2014

Settlement Date:	January 27, 2014 (T + 3)

Maturity:	January 26, 2015

Coupon:	Three-month USD LIBOR + 3 bps

Coupon Payment Dates:	April 26, July 26, October 26 and at maturity

First Coupon Payment Date:	April 26, 2014

Day Count:	Actual/360

Public Offering Price:	100.000%

Optional Redemption:	Series 2014A Bonds may not be redeemed prior to their maturity

CUSIP/ISIN:	842400 GA5 / US842400GA52

Joint Book-running Managers:	Citigroup Global Markets Inc. (“Citigroup”) U.S. Bancorp Investments, Inc. (“USBancorp”)

Co-managers:	Apto Partners, LLC Drexel Hamilton, LLC Great Pacific Securities SL Hare Capital, Inc. Toussaint Capital Partners, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Citigroup or US Bancorp can arrange to send you the prospectus if you request it by calling Citigroup at 1-800-831-9146 or US Bancorp at 1-877-558-2607.